UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  March 2009

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the “Company”), dated February 26, 2009, announcing the Company’s preliminary financial results for the fourth quarter and the year ended December 31, 2008.

Attached as Exhibit 2 is a copy of the Company's press release, dated February 26, 2009, containing the Company’s presentation of its preliminary financial results for the fourth quarter and the year ended December 31, 2008.

Exhibit 1

FRONTLINE LTD.
PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2008 RESULTS

Highlights

•	Frontline reports net income of $51.6 million for the fourth quarter of 2008, including non-operating losses of $28.4 million and earnings per share of $0.66.
•	Frontline reports net income for the fourth quarter of 2008, excluding non-operating losses, of $79.9 million and earnings per share $1.03.
•	Frontline reports annual net income of $698.8 million and earnings per share of $9.15.
•	Frontline announces a cash dividend of $0.25 per share for the fourth quarter of 2008.
•	Frontline has paid cash dividends of $641.9 million and a stock dividend of $11.4 million in 2008.
•
Frontline enters into a three year time charter contract for the VLCC Front Energy with commencement of charter mid November 2008 and a one year time charter contract for the VLCC Front Champion with commencement of charter end November 2008.

•	Frontline enters into a three year time charter contract for the Suezmax Front Brabant with commencement in January 2009.
•	Frontline enters into agreement with Teekay Corporation to commercially combine their Suezmax vessels within the Gemini Pool, the world’s largest Suezmax tanker pool.

Preliminary Fourth Quarter and Financial Year 2008 Results

The Board of Frontline Ltd. (the “Company” or “Frontline”) announces net income of $51.6 million for the fourth quarter of 2008, equivalent to earnings per share of $0.66 compared with net income of $107.8 million for the third quarter of 2008, equivalent to earnings per share of $1.39. Net income in the fourth quarter includes non-operating losses of $28.4 million, mainly related to a loss following a market price adjustment of shares owned in Overseas Shipholding Group Inc. (“OSG”), compared with the third quarter which included a $29.3 million mark-to-market loss on a forward contract for OSG shares which was recorded under other non-operating items.  Net income for the fourth quarter of 2008, excluding non-operating losses, was $79.9 million and earnings per share were $1.03.

The reported earnings reflect a weaker spot market compared to the third quarter of 2008. The average daily time charter equivalents (“TCEs”) earned in the spot and period market in the fourth quarter by the Company’s VLCCs, Suezmax tankers and Suezmax OBO carriers were $54,100, $41,900 and $42,800, respectively, compared with $74,700, $62,700 and $44,100, respectively, in the third quarter. The results show a continued differential in earnings between single and double hull tonnage. The spot earnings for the Company’s double hull VLCCs and Suezmax tankers were $59,800 and $43,400 in the fourth quarter, compared to $88,600 and $66,200 in the third quarter.

Profit share expense of $15.7 million has been recorded in the fourth quarter as a result of the profit sharing agreement with Ship Finance International Limited (“Ship Finance”) compared to $28.5 million in the third quarter. The total profit share expense to Ship Finance for 2008 was $111.0 million, of which $60.0 million was paid in November 2008. The remainder will be paid in the first quarter of 2009. Ship operating expenses decreased by $11.1 million compared to the third quarter, of which $2.6 million relates to a decrease in drydocking costs.

Charterhire expenses decreased by $11.9 million in the fourth quarter compared with the third quarter. This is mainly due to a decrease of $12.2 million for the six vessels chartered in from Nordic American Tankers Shipping Ltd. under a floating rate time charter agreement and a $2.8 million reduction for the two vessels chartered in from Knightsbridge Tankers Limited under a profit sharing arrangement, offset by an increase in charterhire expense for five Suezmax vessels chartered in. The increase is due to a full charge in the fourth quarter for these vessels.

Interest income was $9.6 million in the fourth quarter, of which $5.9 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation Limited (“ITCL”). Interest expense, net of capitalized interest, was $45.5 million in the fourth quarter of which $12.2 million relates to ITCL.

Other non-operating items in the fourth quarter was a loss of $28.4 million, mainly due to a loss of $27.5 million following a market price adjustment of the OSG shares owned by the Company. Other non-operating items in the third quarter include a $29.3 million loss on a forward contract for OSG shares.

Frontline announces net income of $698.8 million for the year ended December 31, 2008, equivalent to earnings per share of $9.15. Full year net income includes a loss on OSG shares and forward contract of $41.5 million. The average TCEs earned in the spot and period market by the Company’s VLCCs, Suezmax tankers, and Suezmax OBO carriers for the year ended December 31, 2008 were $74,500, $55,200 and $43,500, respectively.

As of December 31, 2008, the Company had total cash and cash equivalents of $745.6 million, which includes $554.8 million of restricted cash. Restricted cash includes $336.7 million relating to deposits in ITCL and $216.1 million in Frontline, which is restricted under the charter agreements with Ship Finance.

As of February 2009, the Company has average total cash cost breakeven rates on a TCE basis for VLCCs and Suezmax tankers of approximately $32,100 and $25,200, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs. These rates do not take into account capital expenditures, loan balloon repayments at maturity, which we expect to refinance with new loans, and vessels on short term time charter in.

Fleet Development

In September 2008, Frontline chartered out the Suezmax OBO carriers Front Guider and Front Viewer for a period of five years with commencement of charter early December 2008 and mid April 2009, respectively.

In November 2008, Frontline chartered out the VLCC Front Energy for a three year period with delivery mid November 2008 and the VLCC Front Champion for a period of one year with commencement of charter end November, 2008.

In December 2008, Frontline chartered out the Suezmax tanker Front Brabant for a three year timecharter with commencement in January 2009.

In early December 2008, Frontline redelivered Cosglory Lake after a total length of the charter party of approximately 3.5 years.

In December 2008, Frontline enters into agreement with Teekay Corporation to commercially combine their Suezmax tankers within the Gemini Pool, the world’s largest Suezmax tanker pool.

In January 2009, Frontline entered into an agreement with Shell to charter out the two double hull Suezmax tankers Genmar Phoenix and Genmar Harriet G. on timecharter for the balance period of existing charters.

Newbuilding Program

Frontline’s newbuilding program consists of eight Suezmax tankers being built at Jiangsu Rongsheng Heavy Industries Co., Ltd. (“Rongsheng”) ship yard, four VLCCs being built at Shanghai Waigaoqiao Shipbuilding Company Ltd. (“Waigaoqiaoi”) ship yard and six VLCCs being built at Zoushan Jinhaiwan ship yard (“Jinhaiwan”). The first VLCC from Waigaoqiao, Front Kathrine, was delivered on January 8, 2009, more than two months before contract delivery. The second VLCC from Waigaoqiao, is scheduled to be delivered in the second quarter of 2009, also ahead of contract delivery date. However, we expect that the eight Suezmax tankers being built at Rongsheng will be delayed in the range of five to nine months compared to original schedule.

We are continuously in dialogue with the ship yards and based on the financial turmoil we are witnessing worldwide, these ship yards may encounter delays in the deliveries of the vessels and financing problems. Consequently, there is a possibility for a change in the order book, but it is too early to determine if this will lead to cancellations.

The total contractual cost of Frontline’s newbuilding program is $1,794 million. As of December 31, 2008, $428 million in installments has been paid on the newbuildings as compared to $393 million at the end of the third quarter. The remaining installments to be paid for the newbuildings amount to $1,366 million with expected payments of approximately $350 million, $621 million, $342 million and $54 million in 2009, 2010, 2011 and 2012, respectively.

The Company has established long term pre- and post delivery newbuilding financing in an amount of $420 million representing 80 percent of the contractual cost of four of the newbuildings being built at RSHI ship yard and two of the newbuildings being built at SWS ship yard. As of December 31, 2008, $137.9 million has been drawn under this facility and we expect to draw a further $223.8 million in 2009 and the remaining balance in 2010.

The Company has also established a short term pre-delivery newbuilding financing in the amount of $129.6 million representing 80 percent of the contractual cost of the first installment for the six vessels being built at Jinhaiwan. This facility matures in June 2009. Apart from refinancing this facility, the Company has limited financing requirements in 2009 and, therefore, no immediate need to establish further newbuilding financing.

In the third quarter 2008 press release the Company advised that based on committed financing and indications given in today’s depressed credit market for possible obtainable financing of the remaining unfinanced vessels, together with fixed contract revenues above cash cost breakeven rates, the Company expected maximum $300 million in additional funds would be needed to complete a full financing of the Company’s new building commitment. Due to increased contract coverage, this amount is now somewhat reduced. If the credit market doesn’t improve before 2012, these additional funds may have to be funded from operational earnings. Such a solution might reduce dividend capacity temporarily. The Board is confident that Frontline with its strong relationships in the banking market and through possible refinancing of existing tonnage can improve this position further.

Corporate and Other Matters

On February 25, 2009, the Board declared a dividend of $0.25 per share. The record date for the dividend is March 11, 2009, ex dividend date is March 9, 2009 and the dividend will be paid on or about March 27, 2009.

77,858,502 ordinary shares were outstanding as of December 31, 2008, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The average market rate for VLCCs from MEG to Japan in the fourth quarter was approximately WS 84 ($61,500 per day) compared to approximately WS 148 ($96,500 per day) in the third quarter of 2008. The average rate for Suezmax tankers from WAF to USAC in the fourth quarter was approximately WS 145 ($56,000 per day), compared to approximately WS 204 ($69,500 per day) in the third quarter of 2008.

Bunkers at Fujairah averaged $290/mt in the fourth quarter with a low of approximately $206/mt and a high of approximately $552/mt. This volatility reflected more or less directly onto the bunkers market, where a $25 price difference reduced or increased the daily earnings on a standard voyage from the Arabian Gulf to Japan with approximately $2,250. On February 24, 2009 the quoted bunker price in Fujairah was $240/mt.

The International Energy Agency (“IEA”) reported in January 2009 an average OPEC oil production, including Iraq, of 31.4 million barrels per day during the fourth quarter of the year, a decrease of about 1 million barrels per day from the third quarter. The next OPEC meeting is scheduled to take place on March 15, 2009.

IEA further estimates that world oil demand averaged 85.0 million barrels per day in the fourth quarter of 2008, status quo more or less from the third quarter. IEA predicts that the average demand for 2009 in total will be 84.7 million barrels per day, a 1.1 percent decline from 2008.

According to Fearnleys, the VLCC fleet totalled 501 vessels at the end of the fourth quarter with 11 deliveries during the quarter. Throughout 2009 it is expected that 68 VLCC deliveries will take place including 15 during the first quarter. The total order book amounted to 227 vessels at the end of the fourth quarter, down from 238 vessels after the third quarter of 2008. The current orderbook represents about 45 percent of the VLCC fleet. Two VLCC’s were deleted from the trading fleet and no VLCCs were ordered during the quarter. Six VLCC newbuilding contracts were cancelled during the quarter and additional amendments to the orderbook are expected. The single hull fleet amounted to 110 vessels at the end of the fourth quarter.

The Suezmax fleet totalled 348 vessels at the end of the quarter, up from 346 vessels after the third quarter of 2008, a 0.5 percent fleet increase over the quarter. No Suezmax tankers were deleted from the trading fleet, no Suezmax tankers were ordered and two deliveries took place in the quarter. The total orderbook amounted to 172 vessels at the end of the quarter, a decrease of two from the end of the third quarter. There are 73 deliveries expected in 2009 according to Fearnleys and the orderbook represents approximately 50 percent of the current Suezmax fleet. However, it must be stressed that significant delays to the 2009 delivery schedule is expected and various discussions regarding order cancellations are taking place. Finally, the single hull fleet amounted to 37 vessels at the end of the fourth quarter.

Strategy

Frontline’s core strategy is to maintain its position as a world leading operator and charterer of modern, high quality oil tankers.

The majority of our double hull tonnage is operating in the spot market, however, 39 percent, 24 percent and 10 percent is estimated to operate on fixed time charter contracts in 2009, 2010 and 2011, respectively. The Company will consider increasing the percentage operating on fixed time charter contracts further, especially in 2010 and 2011. All but two of the remaining single hull VLCCs have been fixed out on time charters for most of the remainder of the fixed committed period and all of the Company’s eight OBO carriers have been fixed out on medium to long term time charters. Through sales of vessels and time charters, the Company has reduced the single hull exposure to only one Suezmax tanker and two VLCCs operating in the spot market.

Our objective is to pay out surplus cash to our shareholders and to generate competitive returns for our shareholders with quarterly dividend payments. Frontline has paid cash dividends of $641.9 million and a stock dividend of $11.4 million in 2008 in line with our objective and this implies a direct yield of 18 percent in 2008. The decision to reduce the cash dividend payment in the third and fourth quarter 2008 compared to previous quarters does not in any way constitute a shift in Frontline’s dividend strategy. The decision has been taken after thorough evaluation of Frontline’s newbuilding commitment, the weaker fundamentals of 2009 and the existing squeeze in the credit markets. The Board of Frontline has also observed that the sentiment in the market has changed somewhat from full appreciation of dividend to more focus on strengthening the companies’ balance sheets.

Outlook

At the end of October 2008 the oil-price-spread between future and present delivery proved to be of such magnitude that traders and oil companies began storing. This market condition is referred to as contango, where future oil is worth more than at present. This lead to a demand for tanker storage and the market experienced an upward pressure on the freight rates. Lately, this has began to ease off, but the oil price contango continues to persist and could continue to support rates until a combination of increased demand and reduced supply brings up the front-end of the oil price curve. Average daily rates for modern VLCCs have according to Clarkson been $60,960 so far in the first quarter compared to $91,200 for the entire first quarter in 2008.

The start of the year in the tanker market has been better than expected, mainly due to reduced supply as a function of the increased storage activities. Going forward the tanker industry is exposed to a decrease in projected oil consumption by 1.1 percent in 2009 according to IEA, further cuts in OPEC production, US crude inventories at seasonal highs and a record amount of expected tanker deliveries in the next 12 months. Factors that could somewhat improve these weak fundamentals are delays in delivery schedules at the yards, cancellations of newbuilding orders and scrapping of single hull vessels due to phase out. The Board of Frontline is somewhat concerned that the economical weakness could lead to lower oil demand than forecasted by the major agencies. This will negatively impact the tanker market.

However, the Company’s fixed charter coverage is estimated to be 39 percent, 24 percent and 10 percent of the fleet in 2009, 2010 and 2011, respectively, and the low cash cost breakeven rates reduces the financial risk and creates a good platform for cash generation. The storage economic is likely to give strong fundamental support to the trading market.

Based on the trading results so far in the quarter, the Board expects good results for the first quarter of 2009. The strength of the results, however, will depend on the direction of the market in the remaining part of the quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management’s examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors Frontline Ltd.
Hamilton, Bermuda
February 25, 2009

Questions should be directed to:

Jens Martin Jensen: Acting Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
FOURTH QUARTER REPORT (UNAUDITED)

2007 Oct-Dec	2008 Oct-Dec	INCOME STATEMENT	2008 Jan-Dec	2007 Jan-Dec
		(in thousands of $)		(audited)

331,596	451,513	Total operating revenues	2,104,018	1,299,927
53,565	-	Gain from sale of assets	142,293	118,168
92,857	141,464	Voyage expenses and commission	592,188	352,451
16,106	15,651	Profit share expense	110,962	37,279
45,631	55,132	Ship operating costs	213,766	196,258
19,349	56,026	Charterhire expenses	220,170	56,868
11,500	9,335	Administrative expenses	35,226	36,410
56,793	58,562	Depreciation	223,519	219,638
242,236	336,170	Total operating expenses	1,395,831	898,904
142,925	115,343	Operating income	850,480	519,191
14,373	9,573	Interest income	41,204	54,316
(49,630)	(45,480)	Interest expense	(183,925)	(204,535)
(59)	(635)	Share of results from associated companies	(901)	573
1,768	2,206	Foreign currency exchange gain	1,565	3,312
91,891	(28,353)	Other non-operating items	(7,159)	131,134
201,268	52,654	Income before taxes and minority interest	701,264	503,991
-	-	Gain on issuance of shares by associates	-	83,566
-	(889)	Minority interest	(2,184)	(22,162)
(254)	(213)	Taxes	(310)	(419)
-	-	Discontinued operations	-	5,442
201,014	51,552	Net income	698,770	570,418

$2.70	$0.66	Basic earnings per share ($)	$9.15	$7.62
$2.70	$0.66	Basis earnings per share from continuing operations ($)	$9.15	$7.55

		Income on timecharter basis ($ per day per vessel)*
45,700	54,100	VLCC	74,500	45,700
33,100	41,900	Suezmax	55,200	33,000
42,400	42,800	Suezmax OBO	43,500	39,700

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

FRONTLINE LTD.
FOURTH QUARTER REPORT (UNAUDITED)

BALANCE SHEET	2008 Dec 31	2007 Dec 31
(in thousands of $)		(audited)
ASSETS
Short term
Cash and cash equivalents	190,819	168,432
Restricted cash	554,751	651,377
Other current assets	260,465	242,977
Long term
Newbuildings	454,227	160,298
Vessels and equipment, net	438,161	208,516
Vessels under capital lease, net	2,100,717	2,324,789
Investment in unconsolidated subsidiaries and associated companies	4,467	5,633
Other long term assets	24,121	69
Total assets	4,027,728	3,762,091
LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term debt and current portion of long term debt	297,999	96,811
Current portion of obligations under capital lease	243,293	179,604
Other current liabilities	174,166	313,811
Long term
Long term debt	610,148	376,723
Obligations under capital lease	1,969,919	2,318,794
Other long term liabilities	23,349	30,379
Minority interest	6,637	-
Stockholders’ equity	702,217	445,969
Total liabilities and stockholders’ equity	4,027,728	3,762,091

FRONTLINE LTD.
FOURTH QUARTER REPORT (UNAUDITED)

2007 Oct-Dec	2008 Oct-Dec	STATEMENT OF CASHFLOWS	2008 Jan-Dec	2007 Jan-Dec
		(in thousands of $)		(audited)

		OPERATING ACTIVITIES
201,014	51,552	Net income	698,770	570,418
		Adjustments to reconcile net income to net cash provided by operating activities:
58,404	58,841	Depreciation and amortization	224,069	222,056
154	(2,506)	Unrealized foreign currency exchange (gain) loss	(2,172)	689
(144,095)	-	Gain on sale of assets	(160,031)	(323,860)
59	635	Results from associated companies	901	(573)
77	27,765	Adjustment of financial derivatives and securities to market value	41,379	(3,541)
-	889	Minority interest expense	2,184	22,162
(12,986)	(8,085)	Other, net	(17,325)	(12,324)
(31,763)	(17,533)	Change in operating assets and liabilities	19,480	70,783
70,864	111,558	Net cash provided by operating activities	807,255	545,810
		INVESTING ACTIVITIES
(23,123)	(18,713)	(Placement) maturity of restricted cash	(2,579)	12,674
(50,956)	-	Sale of subsidiary, net of cash sold	-	38,308
-	-	Cash impact of deconsolidation of subsidiary	-	(146,435)
-	-	Cash received on spinoff of subsidiary	10,941	-
(31,497)	(34,700)	Additions to newbuildings, vessels and equipment	(637,895)	(337,774)
-	265	Dividends received from associated companies	265	255
101,070	-	Advances to associated companies, net	-	56,121
5,564	-	Receipts from investment in finance leases	-	5,564
-	(70,840)	Purchase of other assets	(109,360)	(43,375)
38,350	-	Proceeds from sale of vessels and equipment	128,264	503,407
160,817	-	Proceeds from sale of other assets	3,286	162,392
200,225	(123,988)	Net cash (used in) provided by investing activities	(607,078)	251,137
		FINANCING ACTIVITIES
-	76,815	Proceeds from long-term debt, net of fees paid	515,250	125,782
(1,571)	(31,000)	Repayments of long-term debt	(87,370)	(165,108)
(54,752)	(44,093)	Repayment of capital leases	(171,900)	(130,362)
(355,424)	(38,924)	Dividends paid	(641,893)	(656,008)
-	-	Net proceeds from issuance of shares	208,123	-
(411,747)	(37,202)	Net cash used in financing activities	(177,790)	(825,696)
(140,658)	(49,632)	Net increase (decrease) in cash and cash equivalents	22,387	(28,749)
309,090	240,451	Cash and cash equivalents at start of period	168,432	197,181
168,432	190,819	Cash and cash equivalents at end of period	190,819	168,432

Exhibit 2

FRO - Q4 2008 Presentation

Please find enclosed the presentation of Frontline Ltd.'s preliminary fourth quarter and financial year 2008 results, held in the morning on Thursday February 26, 2009. The presentation is also available for download at the Frontline website,  www.frontline.bm

Oslo, February 26, 2009

Presentation of 4th quarter 2008 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 3, 2009
FRONTLINE LTD. (registrant)
	By:	/s/ Inger M. Klemp
Inger M. Klemp Principal Financial Officer

02089-0009#969922